JUL 15 2002
THOMSON
FINANCIAL

02 JUL -9 AM 11:07

1st July 2002

Halifax Group

HBOS plc
The Mound
EDINBURGH
EH1 1YZ

Direct Line 0131 243 5586
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/3240 and 82/5003

02042469

SUPPL

Exemption

Dear Sirs,

I enclose documents either sent to shareholders or made available to the public during the period 1st June to 30th June 2002.

Announcements made to the London Stock Exchange:-

06.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 16,000 ordinary shares in National Grid Group plc at £5.00125 per share. Total owned or controlled 34,805,003 (1.96%)
06.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Bought 20,000 ordinary shares in National Grid Group plc at £4.9050 per share. Total owned or controlled 34,825,003 (1.96%)
06.06.02	Director Shareholding - P L M Sherwood sold 8,000 ordinary shares at 828.89p per share. Total holding following this transaction 2,000.
07.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Sold 4,042 ordinary shares in National Grid Group PLC at £4.9263. Total owned or controlled 34,820,961 (1.96%)
07.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Sold 5,581 ordinary shares in Lattice Group PLC at £1.8213 per share. Total owned or controlled 74,477,397 (2.11%)
10.06.02	HBOS has received notification that 94,671 shares have been released from the Halifax Group Long Term Executive Bonus Scheme
10.06.02	Additional Listing - 1,344,201 ordinary 25p shares have been issued pursuant to HBOS final dividend for the period ended 31 December 2001.
10.06.02	Dealing by Substantial Shareholders - House of Fraser PLC - Total holding following notification 6,648,379. (2.87%)
11.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Bought 1,700 ordinary shares in National Grid Group at £4.9713 per share. Total owned or controlled 34,822,661 (1.96%)
11.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 2,300 ordinary share in Lattice Group plc at £1.8338 per share. Total owned or controlled 74,475,097 (2.11%)
11.06.02	Halifax Group Pref Securities
12.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 161,175 ordinary shares in P & O Princess Cruises PLC. Total owned or controlled 6,856,778 (0.99%)
12.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 397,616 ordinary shares in National Grid Group PLC. Total owned or controlled 34,421,645 (1.94%)
12.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 790,506 ordinary shares in Lattice Group plc at £1.8285 per share. Total owned or controlled 73,684,591 (2.09%)
12.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 47,353 ordinary shares in Britannic Group PLC at £6.65 per share. Total owned or controlled 7,954,070 (4.05%)

7/9

13.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Bought 58,000 ordinary shares in Lattice Group PLC at £1.83 per share. Total owned or controlled 73,742,591 (2.09%)
13.06.02	MFI Furniture Group received advise that HBOS has an interest in 18,134,230 ordinary 10p shares representing 3.02% of the issued share capital.
14.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 95,531 Ordinary Shares in Lattice Group at £1.8325 per share. Total owned or controlled 73,647,060 (2.09%)
14.06.02	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme 613 shares sold at 738.26p & 115 sold at 729.76p.Total holding 9,946,975 (0.26%)
17.06.02	The Monks Investment Trust PLC - Clerical Medical Investment Management Limited/HBOS advised they no longer hold a notifiable interest in the ordinary shares of the Company.
17.06.02	Schedule 10 - Notification of major interest in North Atlantic Smaller Companies Investment Trust PLC. Total holding now 2,547,941 (21.94%)
17.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 1,026 ordinary shares in National Grid Group PLC at £4.955 per share. Total owned or controlled 34,420,619 (1.94%)
17.06.02	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme - sold 192 shares at 738.26. Holding 9,946,783 (0.26%)
18.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Bought 38,000 ordinary shares in National Grid Group PLC at £4.77 per share. Total owned or controlled 34,458,619 (1.94%)
18.06.02	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme. 2,106,847 shares disposed.Holding 7,839,936 (0.21%)
18.06.02	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme. Sold 65 shares at 723.25p. Holding 7,839,871 (0.21%)
19.06.02	First Banking Systems joint venture between xansa and Bank of Scotland to conclude in December 2003
19.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Sold 586,723 ordinary shares in Lattice Group plc at £1.76 per share. Total owned or controlled 72,812,804 (2.06%)
19.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 294,793 ordinary shares in National Grid Group plc at £4.79 per share. Total owned or controlled 34,163,826 (1.92%)
19.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 247,533 ordinary shares in Lattice Group plc at £1.8325 per share. Total owned or controlled 73,399,527 (2.08%)
20.06.02	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme - Sold 220 shares at 710.75p and 310 at 707.25p. Holding 7,839,341 (0.21%)
21.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 303 ordinary shares in National Grid Group plc at £4.66 per share. Total owned or controlled 34,164,578 (1.92%)
21.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Bought 22,000 ordinary shares in National Grid Group plc at £4.75 per share. Total owned or controlled 34,186,881 (1.92%)
24.06.02	Pre-Close Briefings
24.06.02	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership - sold 554 shares at 710.28p. Holding 7,838,787 (0.21%)
25.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 850 Ordinary Shares in Lattice Group PLC at £1.731 per share. Total owned or controlled 72,811,954 (2.06%)
25.06.02	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership - 156 shares at 718.78p and 92 at 721.02
26.05.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 850 ordinary share in Lattice Group PLC at £1.731 per share. Total owned or controlled 72,811,104 (2.06%)
27.06.02	Additional Listing - 14,626,075 Ordinary Shares issued to HBOS QUEST Limited.
27.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 39,000 Ordinary Shares in National Grip Group plc at £4.628498 per share. Total owned or controlled 34,147,578 (1.92%)
28.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Bought 23,400 Ordinary Shares in Lattice Group plc at £1.7063 per share. Total owned or controlled 72,828,504 (2.06%)
28.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Bought 500 Ordinary Shares in National Grid Group plc at £4.5763 (1.92%)

28.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Sold 6,000 Ordinary Shares in Lattice Group plc at £1.7025 per share. Total owned or controlled 72,805,104 (2.06%)
28.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Bought 3,600 Ordinary Shares in Lattice Group plc at £1.6938 per share. Total owned or controlled 72,832,104 (2.06%)
28.06.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Bought 3,900 Ordinary shares in National Grid Group plc at £4.6038 per share. Total owned or controlled 34,151,478 (1.92%)

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of 770 Shares registered on 13.06.02
(This replaces previous notification of 31st May 2002 for 776 Shares)

1 Form 88(2)'s – Return of Allotment of 12,983 Shares registered on 05.06.02
1 Form 88(2)'s – Return of Allotment of 8,597 Shares registered on 07.06.02
1 Form 88(2)'s – Return of Allotment of 1,344,201 Shares registered on 10.06.02
6 Form 88(2)'s – Return of Allotment of 14,702,073 Shares registered on 12.06.02
2 Form 88(2)'s – Return of Allotment of 36,047 Shares registered on 13.06.02
5 Form 88(2)'s – Return of Allotment of 25,804 Shares registered on 19.06.02
2 Form 88(2)'s – Return of Allotment of 179,344 Shares registered on 21.06.02
1 Form 88(2)'s – Return of Allotment of 25,285 Shares registered on 25.06.02
4 Form 88(2)'s – Return of Allotment of 1,692 Shares registered on 26.06.02
1 Form 88(2)'s – Return of Allotment of 72,048 Shares registered on 28.06.02

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Assistant

Please also find enclosed a form 169 in respect of the re-purchase of 14,626,075 Ordinary Shares on 12/6/02

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	12:23 6 Jun 2002
Number	8726W

RNS Number:8726W
HBOS PLC
6 June 2002

Date of Disclosure 06/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 31/05/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	16,000	£5.00125

3) Resultant total of the same class owned or controlled (and percentage of class) 34,805,003 (1.96%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation BANK OF SCOTLAND

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

02 JUL -9 AM 11:07

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	13:57 6 Jun 2002
Number	8729W

RNS Number:8729W
HBOS PLC
6 June 2002

Date of Disclosure 06/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/06/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP0.10

2) Amount bought	Amount sold	Price per unit
20,000		£4.9050

3) Resultant total of the same class owned or controlled
(and percentage of class) 34,825,003 (1.96%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
HALIFAX INVESTMENT FUND MANAGEMENT LTD

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:41 6 Jun 2002
Number	8968W

1) Name of Company:

HBOS plc

2) Name of Director:

Peter Louis Michael Sherwood

3) Is holding in own name/wife's name or non-beneficial:

own name

4) Name of registered holder:

Peter Louis Michael Sherwood

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

sale

7) Number of shares acquired: N/A

8) Percentage of issued class: N/A

9) Number of shares disposed: 8,000

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 828.89p

13) Date of transaction: 6th June 2002

14) Date company informed: 6th June 2002

15) Total holding following this notification:

2,000 ordinary shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification:

de minimis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	12:40 7 Jun 2002
Number	9437W

RNS Number:9437W
HBOS PLC
7 June 2002

Date of Disclosure 07/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/06/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP0.10

2) Amount bought	Amount sold	Price per unit
	4,042	£4.9263

3) Resultant total of the same class owned or controlled
(and percentage of class) 34,820,961 (1.96%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	12:44 7 Jun 2002
Number	9433W

RNS Number:9433W
HBOS PLC
7 June 2002

Date of Disclosure   07/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing   06/06/02

Dealing in   LATTICE GROUP PLC   (name of company)

1) Class of securities (eg ordinary shares)   ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	5,581	£1.8213

3) Resultant total of the same class owned or controlled
(and percentage of class)   74,477,397   (2.11%)

4) Party making disclosure   HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3)   NO
(ii) offeree company   NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)   YES

Signed, for and on behalf of the party named in (4) above   N/A

(Also print name of signatory)   KAERON HERATY

Telephone and extension number   0207 321 1245   PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on

instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

This information is provided by RNS
The company news service from the London Stock Exchange

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	10:41 10 Jun 2002
Number	9937W

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Group plc Long Term Executive Bonus Scheme (the 'Scheme')

The Company has today received notification that 94,671 shares have been released from the Scheme by HBOS plc Employee Trust Limited (the 'Trustee'). Of these, 23,667 shares were sold on 7th June 2002 at £8.115 per share.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,765,719 shares still held by the Trustee. They ceased to have an interest in the shares awarded and sold by the Trustee.

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	*Additional Listing*
Released	11:13 10 Jun 2002
Number	9956W

HBOS PLC

An additional 1,344,201 Ordinary 25p shares have been issued pursuant to the above-named Company's final dividend for the period ended 31 December, 2001.

Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The Shares rank pari passu with the existing issued shares of the Company. Dealings are expected to commence on 12 June 2002.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

END

Company	House Of Fraser PLC
TIDM	HOF
Headline	Holding(s) in Company
Released	12:51 10 Jun 2002
Number	0037X

RNS Number:0037X
House Of Fraser PLC
10 June 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

HOUSE OF FRASER PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LIST BELOW

5) Number of shares/amount of stock acquired.

-

6) (- %) of issued Class

7) Number of shares/amount of stock disposed

2,206,115

8) (0.95%) of issued Class

9) Class of security

ORDINARY 20P SHARES

10) Date of transaction

5/6/02

11) Date company informed

7/6/02

12) Total holding following this notification

6,648,379

13) Total percentage holding of issued class following this notification

2.87%

14) Any additional information

NONE

15) Name of contact and telephone number for queries

RINA KHIALANI (020) 7963 2523

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ......10/6/2002..................

HSBC GLOBAL NOMINEES (UK) LTD A/C 823575	23,207
HSBC GLOBAL NOMINEES (UK) LTD A/C 823721	213,766
HSBC GLOBAL NOMINEES (UK) LTD A/C 823587	522,901
HSBC GLOBAL NOMINEES (UK) LTD A/C 823733	26,835
CMI UK TRACKER FUND	11,670
CHASE NOMINEES LTD A/C CMIGMAIN	5,850,000
TOTAL	6,648,379

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

HOUSE OF FRASER PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LIST BELOW

5) Number of shares/amount of stock acquired.

-

6) (- %) of issued Class

7) Number of shares/amount of stock disposed

1,500,000

8) (0.65%) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

3/6/02

11) Date company informed

6/6/02

12) Total holding following this notification

8,484,587

13) Total percentage holding of issued class following this notification

3.66%

14) Any additional information

NONE

15) Name of contact and telephone number for queries

RINA KHIALANI (020) 7963 2523

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ......10/6/2002.................

CHASE NOMINEES LTD A/C	FISL	7,961,487
CHASE NOMINEES LTD	FIL	523,100

END

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02 JUL -9 AM 11:07

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	11:16 11 Jun 2002
Number	0641X

RNS Number:0641X
HBOS PLC
11 June 2002

Date of Disclosure 11/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/06/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP0.10

2) Amount bought	Amount sold	Price per unit
1,700		£4.9713

3) Resultant total of the same class owned or controlled
(and percentage of class) 34,822,661 (1.96%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) TIM HARRISON

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	11:18 11 Jun 2002
Number	0642X

RNS Number:0642X
HBOS PLC
11 June 2002

Date of Disclosure 11/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/06/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	2,300	£1.8338

3) Resultant total of the same class owned or controlled
(and percentage of class) 74,475,097 (2.11%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Halifax Group Pref Securities
Released	17:11 11 Jun 2002
Number	1031X

NOT FOR DISTRIBUTION IN THE UNITED STATES

London – 11 June 2002. Halifax Group plc, a subsidiary of HBOS plc ("HBOS") today notified holders of the £245,000,000 7.881 per cent. Guaranteed Non-voting Non-cumulative Preferred Securities (the "Sterling Preferred Securities") and holders of the €415,000,000 Fixed to Floating Rate Guaranteed Non-voting Non-cumulative Preferred Securities (the "Euro Preferred Securities"), issued by Halifax Group Sterling Finance (Jersey) L.P. and Halifax Group Euro Finance (Jersey) L.P. (the "Issuers"), respectively, each having the benefit of a subordinated guarantee given by Halifax Group plc, in accordance with the terms of the explanatory memorandum relating to the Sterling Preferred Securities (the "Sterling Memorandum") and the explanatory memorandum relating to the Euro Preferred Securities (the "Euro Memorandum") each dated 16 April 2002, that:

- the proposals to substitute HBOS plc for Halifax Group plc as guarantor of, and make certain amendments to the terms of, the Euro Preferred Securities and related documents (the "Euro Proposals") received the consent of holders of Euro Preferred Securities, holding in aggregate 70.2 per cent. by liquidation preference of the outstanding Euro Preferred Securities;

- the proposals to substitute HBOS plc for Halifax Group plc as guarantor of, and make certain amendments to the terms of, the Sterling Preferred Securities and related documents (the "Sterling Proposals") received the consent of holders of Sterling Preferred Securities, holding in aggregate 71.6 per cent. by liquidation preference of the outstanding Sterling Preferred Securities;

- to be capable of implementation the Sterling Proposals and the Euro Proposals require the consent of holders of at least two-thirds of the outstanding relevant securities. Accordingly, the necessary consent of relevant holders to the Sterling Proposals and the Euro Proposals has been obtained;

- having determined that the other pre-conditions to implementation as set out on page 12 of each of the Euro Memorandum and the Sterling Memorandum are, or will in due course be, satisfied, Halifax Group plc and Halifax Group Management (Jersey) Limited have decided to proceed with implementation of the Sterling Proposals and the Euro Proposals;

- any Euro Preferred Securities which are presently held in blocked securities accounts with Euroclear and/or Clearstream, Luxembourg are, from 5.00pm (London time) on 7 June 2002, unblocked;

- it is anticipated that the Sterling Proposals and the Euro Proposals will be implemented and take effect on or about 1 July 2002. Halifax Group plc and Halifax Group Management (Jersey) Limited will notify the holders of the Sterling Preferred Securities and the Euro Preferred Securities as soon as practicable, in accordance with the Sterling Memorandum and Euro Memorandum, as applicable, of such implementation. Such implementation will be binding on all holders of the Sterling Preferred Securities and the Euro Preferred Securities;

- in connection with the Sterling Proposals and the Euro Proposals, Halifax Group Euro Finance (Jersey) L.P. and Halifax Group Sterling Finance (Jersey) L.P. will be renamed HBOS Euro Finance (Jersey) L.P. and HBOS Sterling Finance (Jersey) L.P., respectively, on or about 1 July 2002. The name of the General Partner will also be changed from Halifax Group Management (Jersey) Limited to HBOS Management (Jersey) Limited on or about 1 July 2002.

For further information, please contact Michael Saron or Andrew Karsh at the Solicitation Agent, Credit Suisse

First Boston (tel: +44 20 7883 5423 or 44 20 7883 6748; email: michael.saron@csfb.com or andrew.karsh@csfb.com).

This announcement is approved for issue in the United Kingdom solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Credit Suisse First Boston (Europe) Limited of One Cabot Square, London E14 4QJ ("CSFB"). CSFB is acting for the Issuers, Halifax Group plc and HBOS and no one else in connection with the proposals and will not be responsible to any other person for providing the protections afforded to clients of CSFB, or for providing advice in relation to such proposals. The Sterling Preferred Securities and the Euro Preferred Securities and the guarantee to be given by HBOS have not been registered under the United States Securities Act of 1933 (the "Act"), and the Issuers have no intention of so registering them. Offers and sales of the securities may not be made in the United States or to United States Persons (as defined in Regulation S under the Act) except pursuant to an effective registration statement under the Act or an exemption for the requirements thereof.

END

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02 JUL -9 AM 11:07

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	14:08 12 Jun 2002
Number	1370X

RNS Number:1370X
HBOS PLC
12 June 2002

Date of Disclosure 12/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/06/02

Dealing in P&O PRINCESS CRUISES PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY USD$0.5

2) Amount bought	Amount sold	Price per unit
	(A) 160,471	(A) £4.325
	(B) 704	(B) £4.2915

3) Resultant total of the same class owned or controlled
(and percentage of class) 6,856,778 (0.99%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

(A) EQUITABLE LIFE ASSURANCE SOCIETY
(B) BANK OF SCOTLAND

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also

identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	14:11 12 Jun 2002
Number	1367X

RNS Number:1367X
HBOS PLC
12 June 2002

Date of Disclosure 12/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/06/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought Amount sold Price per unit

Amount bought	Amount sold	Price per unit
	(A) 397,182	(A) £4.955
	(B) 434	(B) £4.97

3) Resultant total of the same class owned or controlled
(and percentage of class) 34,421,645 (1.94%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

(A) EQUITABLE LIFE ASSURANCE SOCIETY
(B) BANK OF SCOTLAND

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also

identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Britannic Group Plc
Released	14:14 12 Jun 2002
Number	1364X

RNS Number:1364X
HBOS PLC
12 June 2002

Date of Disclosure 12/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/06/02

Dealing in BRITANNIC GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.05

2) Amount bought	Amount sold	Price per unit
	47,353	£6.6500

3) Resultant total of the same class owned or controlled
(and percentage of class) 7,954,070 (4.05%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	14:27 12 Jun 2002
Number	1374X

RNS Number:1374X
HBOS PLC
12 June 2002

Date of Disclosure 12/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/06/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought / Amount sold / Price per unit

Amount bought	Amount sold	Price per unit
	790,506	£1.8285P

3) Resultant total of the same class owned or controlled
(and percentage of class) 73,684,591 (2.09%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1311 DONNA FRANKS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	10:49 13 Jun 2002
Number	1866X

RNS Number:1866X
HBOS PLC
13 June 2002

Date of Disclosure 13/06/2002

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/06/2002

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) Ordinary GBP 0.10

2) Amount bought	Amount sold	Price per unit
58,000		£1.83

3) Resultant total of the same class owned or controlled
(and percentage of class) 73,742,591 (2.09%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund
management organisation HALIFAX INVESTMENT FUND MANAGERS

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) Kaeron Heraty

Telephone and extension number 0207 321 1245 Praful Jadav

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	MFI Furniture Group PLC
TIDM	MFI
Headline	Holding(s) in Company
Released	17:04 13 Jun 2002
Number	2288X

FOR IMMEDIATE RELEASE

13 June 2002

MFI Furniture Group plc (the "Company")

The Company today received advice from HBOS PLC that it has an interest in 18,134,230 Ordinary 10p shares in the Company representing 3.02% of the issued share capital. A breakdown of the registered holders is set out below:

HSBC Global Nominees (UK) Ltd A/C 823733	100,000
HSBC Global Nominees (UK) Ltd A/C 872860	139,000
HSBC Global Nominees (UK) Ltd A/C 872859	268,520
HSBC Global Nominees (UK) Ltd A/C 872860	1,215,000
HSBC Global Nominees (UK) Ltd A/C 823496	3,800,000
HSBC Global Nominees (UK) Ltd A/C 823575	1,960,000
HSBC Global Nominees (UK) Ltd A/C 823721	128,000
HSBC Global Nominees (UK) Ltd A/C 823770	452,000
HSBC Global Nominees (UK) Ltd A/C 823861	66,000
Pershing Keen Nominees	30,000
Pershing Keen Nominees	1,500
CMI UK Tracker Fund	23,210
Chase Nominees Ltd A/C CMIGMAIN	9,951,000

END

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	12:28 14 Jun 2002
Number	2638X

RNS Number:2638X
HBOS PLC
14 June 2002

Date of Disclosure 14/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 13/06/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	95,531	£1.8325P

3) Resultant total of the same class owned or controlled
(and percentage of class) 73,647,060 (2.09%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation CLERICAL MEDICAL INVESTMENT GROUP LTD

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1311 - DONNA FRANKS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:56 14 Jun 2002
Number	2972X

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby
Brian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who are beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: (i) 613 (ii) 115

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (i) 738.26p (ii) 729.76p

13) Date of transaction: 14th June 2002

14) Date company informed: 14th June 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

9,946,975 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.26%

END

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Company	Monks Investment Trust PLC
TIDM	MNKS
Headline	Holding(s) in Company
Released	09:39 17 Jun 2002
Number	3155X

The Monks Investment Trust PLC

Disclosure of Interest in Shares

We have today been advised by Clerical Medical Investment Management Limited / HBOS plc that they no longer hold a notifiable interest in the ordinary shares of the Company.

Baillie Gifford & Co.

Company Secretaries

17 June 2002

END

Company	North Atlantic Smlr Co Inv Tst PLC
TIDM	NAS
Headline	Holding(s) in Company
Released	10:19 17 Jun 2002
Number	3194X

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

NORTH ATLANTIC SMALLER COMPANIES INVESTMENT TRUST PLC

2) Name of shareholder having a major interest

HBOS plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PERSHING KEEN NOMINEES - 5,629 SHARES
EQUITABLE LIFE ASSURANCE SOCIETY - 2,530,000 SHARES
HSBC GLOBAL NOMINEES (UK) LTD - 12,312 SHARES

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 5p

10) Date of transaction

NOT DISCLOSED

11) Date company informed

17 JUNE 2002

12) Total holding following this notification

2,547,941 ORDINARY SHARES

13) Total percentage holding of issued class following this notification

21.94%

14) Any additional information

15) Name of contact and telephone number for queries

BONITA DRYDEN - 020 7747 5681

16) Name and signature of authorised company official responsible for making this notification

Date of notification ..17 JUNE.2002

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	14:10 17 Jun 2002
Number	3322X

RNS Number:3322X
HBOS PLC
17 June 2002

Date of Disclosure 17/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/06/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	1,026	£4.955P

3) Resultant total of the same class owned or controlled
(and percentage of class) 34,420,619 (1.94%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
HALIFAX INVESTMENT FUND MANAGEMENT

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1311 DONNA FRANKS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:06 17 Jun 2002
Number	3545X

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby
Brian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of an employee participating in the Scheme who is beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 192

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 738.26p

13) Date of transaction: 17th June 2002

14) Date company informed: 17th June 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

9,946,783 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.26%

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	11:31 18 Jun 2002
Number	3954X

RNS Number:3954X
HBOS PLC
18 June 2002

02 JUL -9 AM 11:13

Date of Disclosure 18/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 17/06/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
38,000		£4.77P

3) Resultant total of the same class owned or controlled
(and percentage of class) 34,458,619 (1.94%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation CLERICAL MEDICAL INVESTMENT MANAGEMENT

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1311 DONNA FRANKS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:41 18 Jun 2002
Number	4268X

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby
Brian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The Shares disposed of were transferred upon maturity (3 years) in terms of the Rules of the Scheme to the employees participating in the Scheme. Directors had no role in making any decision to transfer the Shares.

7) Number of shares acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 2,106,847

10) Percentage of issued class: 0.05%

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: 16th June 2002

14) Date company informed: 18th June 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing

Stock Ownership Scheme following this notification:

7,839,936 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:42 18 Jun 2002
Number	4270X

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby
Brian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of an employee participating in the Scheme who is beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 65

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 723.25p

13) Date of transaction: 18th June 2002

14) Date company informed: 18th June 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,839,871 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

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Company Xansa PLC
TIDM XAN
Headline Re Contract
Released 07:00 19 Jun 2002
Number 4436X

FIRST BANKING SYSTEMS JOINT VENTURE BETWEEN XANSA AND BANK OF SCOTLAND TO CONCLUDE IN DECEMBER 2003

Wednesday 19 June 2002 – embargoed for 7.00am

Xansa, the Business Consulting, Information Technology and Outsourcing company, was informed on 18 June by HBOS, that as a result of the Halifax and Bank of Scotland merger, in September 2001, and a subsequent review of its IT strategy, HBOS has decided to give notice to conclude its contract with First Banking Systems (FBS) effective December 2003.

Accordingly, Xansa and HBOS are jointly announcing their intention to conclude the FBS joint venture, which was originally set up in June 1998 by Xansa and the Bank of Scotland. The venture will now conclude in December 2003 when the employees involved in providing the services will transfer to HBOS. During this notice period FBS will continue to operate under Xansa management.

In December 2003, HBOS will pay around £9m to Xansa as compensation for early termination representing loss of anticipated profit for the 18 months beyond December 2003. The current FBS contracted orderbank as at 30 April 2002 stands at £187m. The effect of the early conclusion of the joint venture will be to reduce the FBS contracted orderbank by £91m. During the 18-month notice period, FBS will continue to deliver work to HBOS in line with HBOS's agreed business plan and the remaining orderbank.

Jo Connell, Managing Director, Xansa said: "Our first priority will be to the people employed in FBS throughout these changes. In my role as a director on the FBS board, I shall take an active role in ensuring that the transition programme operates as smoothly as possible."

Ian Kerr, Director of Group Programmes, HBOS said: "The Bank of Scotland's centralised model has been replaced by a decentralised structure within HBOS which has caused us to examine the future of FBS. Despite a successful track record from FBS, we believe that the future needs of HBOS will be best served by aligning to the decentralised model. We will work closely with our colleagues in Xansa and FBS to achieve a smooth transition, excellent service delivery and a motivated team."

Hilary Cropper, Executive Chairman, Xansa said: "It is disappointing that so successful a venture is being brought to a close. However the model of a centralised strategic IT development partnership simply does not fit the HBOS federated structure. The contract terms were designed to protect Xansa's commercial position which means we are in line with earning expectations this year. The results for 2004 will be enhanced by the cash termination payment. Additionally, I want to assure our people in Scotland that Xansa's commitment to business in Scotland remains as strong as ever."

Xansa's preliminary results will be announced on 26 June 2002. Trading results for the financial year remain

in line with guidance given in April 2002. Current trading for the start of this year is in line with our expectations.

Contact: Steve Stratton
Investor Relations Director, Xansa
Tel : + 44 (0) 8702 416181
Email : steve.stratton@xansa.com

Giles Sanderson, Ben Atwell
Financial Dynamics
Tel : + 44 (0) 20 7831 3113

Conference Call
There will be a conference call for analysts at 9.00am. For further details, please call Fiona Clarke at Financial Dynamics on 020 7831 3113.

About Xansa
Xansa (www.xansa.com) is a company that transforms the business capability of its clients by harnessing knowledge of selected industries and business processes with proven skills in applying technology. Xansa has four key areas of expertise: Business Consulting, Information Technology, Outsourcing and Business Process Management, and operates in the UK, North America, Continental Europe, India and Asia-Pacific. The company is listed on the London Stock Exchange under the code XAN.

About FBS
First Banking Systems (FBS), the first joint venture of its kind within the banking sector, was established in 1998 by Bank of Scotland and Xansa to provide a new and innovative way of delivering computer developments and IT support services to the Bank of Scotland. It provided a solution to a rapidly changing business and positioned the joint venture at the leading edge in the sophisticated use of existing and emerging technologies. The relationship was initiated with a contract of £150m over the first five years.

In May 2000, the relationship was further strengthened when an additional contract for £190m was awarded to FBS by Bank of Scotland.

In the first two years, having already delivered productivity and efficiency improvements of more than 20%, the stated aim of FBS was to deliver £60m of savings. It was recognised in the second year that the joint venture allowed the swift launch of new services and business critical systems across the bank's market channels.

In February 2001, FBS was restructured into a comprehensive IT services organisation. This involved the TUPE (The Transfer of Undertakings for the Protection of Employment) of over 500 Bank of Scotland and Xansa employees into the joint venture. It was recognised that the performance of the joint venture was a success that consistently exceeded joint expectations.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	12:19 19 Jun 2002
Number	4608X

RNS Number:4608X
HBOS PLC
19 June 2002

Date of Disclosure 19/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 18/06/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP0.10

2) Amount bought	Amount sold	Price per unit
	586,723	£1.765p

3) Resultant total of the same class owned or controlled
(and percentage of class) 72,812,804 (2.06%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund
management organisation THE EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1311 DONNA FRANKS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	12:22 19 Jun 2002
Number	4614X

RNS Number:4614X
HBOS PLC
19 June 2002

Date of Disclosure 19/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 18/06/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP0.10

2) Amount bought	Amount sold	Price per unit
	294,793	£4.795p

3) Resultant total of the same class owned or controlled
(and percentage of class) 34,163,826 (1.92%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation THE EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1311 DONNA FRANKS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	12:26 19 Jun 2002
Number	4610X

RNS Number:4610X
HBOS PLC
19 June 2002

Date of Disclosure 19/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 13/06/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP0.10

2) Amount bought	Amount sold	Price per unit
	247,533	£1.8325p

3) Resultant total of the same class owned or controlled (and percentage of class) 73,399,527 (2.08%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation CLERICAL MEDICAL INVESTMENT GROUP LTD

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1311 DONNA FRANKS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:40 20 Jun 2002
Number	5482X

02 JUL -9 AM 11:18

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby
Brian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: (i) 220 (ii) 310

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (i) 710.75p (ii) 707.25p

13) Date of transaction: 19th June 2002

14) Date company informed: 19th June 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,839,341 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	12:55 21 Jun 2002
Number	5892X

RNS Number:5892X
HBOS PLC
21 June 2002

Date of Disclosure 21/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/06/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP0.10

2) Amount bought	Amount sold	Price per unit
	303	£4.66

3) Resultant total of the same class owned or controlled
(and percentage of class) 34,164,578 (1.92%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

BANK OF SCOTLAND

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on

instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	12:56 21 Jun 2002
Number	5903X

RNS Number:5903X
HBOS PLC
21 June 2002

02 JUL -9 AM 11:18

Date of Disclosure 21/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/06/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP0.10

2) Amount bought	Amount sold	Price per unit
22,000		£4.75

3) Resultant total of the same class owned or controlled (and percentage of class) 34,186,881 (1.92%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

CLERICAL MEDICAL INVESTMENT FUND MANAGEMENT LIMITED

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on

instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Pre-Close Briefings
Released	07:01 24 Jun 2002
Number	6362X

HBOS – Pre-close briefings

This announcement covers the information that will be provided at meetings with analysts in advance of HBOS's close period for the 6 months ending 30 June 2002.

Overview

So far this year trading results have been in line with our expectations and those of the market. We therefore expect performance for the first half to be entirely consistent with the trading statement made at the AGM in mid May.

In overall terms, the group margin is stable. Credit quality is in line with expectations, with increases in provisions primarily volume driven. Although as planned, cost growth at the half way stage will be faster than target, we remain committed to our target of 6% growth for the year as a whole.

We confidently expect to match or beat our key published targets for market share in 2002, e.g:

- 25% share of the net mortgage lending market
- 20% share of new current accounts
- 20% share of new credit cards

Capital raised during the period has strengthened HBOS's Tier 1 ratio further, a level of financial strength recognised by Standard & Poors recent improvement in outlook.

Operating performance

Retail Banking

The first half is likely to see very strong sales of new mortgages. Our success, both in new lending volumes and the retention of existing customers means that we expect to comfortably exceed our target of 25% share of net mortgage lending.

The Group's savings franchise also remains strong and savings and banking balances are likely to be comfortably ahead at the half year.

We continue to meet our 20% market share targets in the acquisition of new credit card and current account customers – with sales in both these areas likely to be usefully ahead of the corresponding period in 2001.

Intelligent Finance continues to achieve good growth on both sides of the balance sheet and its performance in the mortgage market has exceeded expectations. It remains targeted to break-even at the end of 2003, whilst its half-yearly losses will peak in H1 2002.

Insurance & Investment

Sales of insurance policies will show a significant rise over the half-year: the results of good cross sales and high sales volumes in mortgages and banking products generally.

In tough operating conditions, our investment businesses continue to perform well. Our bancassurance business has achieved very strong growth in sales and our intermediary business has matched last year's exceptional first half. As a result, despite the more difficult sales environment faced by our wealth management business, sales for the investment businesses taken as a whole are expected to be usefully ahead of the same period last year.

Clerical Medical's free asset ratio, at 9.5% was once again amongst the highest in the industry at the end of last

year. This was despite the capital strains associated with exceptional sales growth last year. A proportion of the capital raised this year was therefore earmarked for investment in these businesses.

Business Banking

Business Banking has made good progress in the first half of the year, both in terms of asset and deposit growth and in expansion of the franchise to England and Wales from Scotland. By the half-year stage we expect that the attack on the established competitors in England and Wales will see new account openings significantly ahead of last year. This is already most marked in the Business Bank Direct offering where sales are on track to be more than five times those achieved in the whole of last year.

Corporate Banking

As expected Corporate Banking assets have produced very good growth, with encouraging signs of increased activity in several key business areas. Deal flow has picked up throughout the first half with both margins and lending structures typically more attractive than for some time. The rate of growth for the year as a whole will nevertheless be slower than in 2001; the consequence of our strategy of delivering higher returns for shareholders from this division, without compromising on credit quality.

Treasury

The first half of 2002 has seen a strong performance from Treasury. The emphasis within the business has been on the successful integration of the Bank of Scotland and Halifax treasuries and the new entity, HBOS Treasury Services, will be focussed primarily on internal balance sheet and customer opportunities with no increase in risk appetite.

Trading outlook

Many of our businesses seem likely to benefit from improvements in performance across the UK economy. But uncertainty generally and depressed equity markets in particular could make for difficult trading conditions for our investment products businesses, at least in the short term.

Our first half trading performance is expected to clearly demonstrate the shareholder benefits of HBOS's distinctive growth strategy. We look forward to the second half with the ambition and the confidence to take delivery of this strategy on to the next stage.

Interim results

The interim results for 2002 will be announced on Thursday 25 July, prior to which comparative results for the half-year to June 2001 will be released.

This release contains forward-looking statements. These statements involve risk and uncertainty, as the factors that support the statements depend on circumstances that may or may not occur in the future. Actual results could vary therefore materially, due to changes in current expectations. Nothing contained in this statement should be taken as a profit forecast.

Contacts

Investor Relations

Charles Wycks – tel 020 7905 9600 or 07747 790456
John Hope – tel 020 7905 9600 or 07836 701348

Press

Shane O'Riordain – 0131 243 7145 or 07770 544585

END

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:06 24 Jun 2002
Number	6612X

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby
Brian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 554

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 710.28p

13) Date of transaction: 24th June 2002

14) Date company informed: 24th June 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,838,787 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	11:39 25 Jun 2002
Number	7103X

RNS Number:7103X
HBOS PLC
25 June 2002

Date of Disclosure 25/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 21/06/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP0.10

2)

Amount bought	Amount sold	Price per unit
	850	£1.731

3) Resultant total of the same class owned or controlled
(and percentage of class) 72,811,954 (2.06%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund
management organisation BANK OF SCOTLAND

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1%
or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory)

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:24 25 Jun 2002
Number	7397X

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby
Brian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: (i) 156 (ii) 92

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (i) 718.78p (ii) 721.02p

13) Date of transaction: 25th June 2002

14) Date company informed: 25th June 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,838,539 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	11:20 26 Jun 2002
Number	7672X

RNS Number:7672X
HBOS PLC
26 June 2002

Date of Disclosure 26/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 21/06/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought Amount sold Price per unit

Amount bought	Amount sold	Price per unit
	850	£1.731

3) Resultant total of the same class owned or controlled
(and percentage of class) 72,811,104 (2.06%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

BANK OF SCOTLAND

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on

instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	11:10 27 Jun 2002
Number	8383X

HBOS PLC.

Application has been made to The UK Listing Authority and the London Stock Exchange for a listing of 18,626,075 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List. The shares shall rank pari passu with the existing issued shares of the Company.

The listing comprises 14,626,075 Ordinary shares issued to HBOS QUEST Limited as trustee of the HBOS Qualifying Employee Share Ownership Trust and an additional 4,000,000 Ordinary shares which have been Block listed under the Bank of Scotland Executive Stock Option Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	11:50 27 Jun 2002
Number	8433X

RNS Number:8433X
HBOS PLC
27 June 2002

Date of Disclosure 27/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 26/06/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	39,000	£4.628498

3) Resultant total of the same class owned or controlled
(and percentage of class) 34,147,578 (1.92%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
HBOS PLC (BANK OF SCOTLAND)

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on

instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	14:05 28 Jun 2002
Number	9185X

RNS Number:9185X
HBOS PLC
28 June 2002

Date of Disclosure 28/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 27/06/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
23,400		£1.7063

3) Resultant total of the same class owned or controlled
(and percentage of class) 72,828,504 (2.06%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund
management organisation HBOS PLC

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1%
or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	14:06 28 Jun 2002
Number	9178X

RNS Number:9178X
HBOS PLC
28 June 2002

Date of Disclosure 28/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 27/06/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
500		£4.5763

3) Resultant total of the same class owned or controlled
(and percentage of class) 34,151,978 (1.92%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation HBOS PLC

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 - PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	14:06 28 Jun 2002
Number	9181X

RNS Number:9181X
HBOS PLC
28 June 2002

Date of Disclosure 28/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 27/06/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2)

Amount bought	Amount sold	Price per unit
	6,000	£1.7025

3) Resultant total of the same class owned or controlled
(and percentage of class) 72,805,104 (2.06%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation HBOS PLC

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	14:07 28 Jun 2002
Number	9187X

RNS Number:9187X
HBOS PLC
28 June 2002

Date of Disclosure 28/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 27/06/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
3,600		£1.6938

3) Resultant total of the same class owned or controlled (and percentage of class) 72,832,104 (2.06%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation HBOS PLC

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	14:28 28 Jun 2002
Number	9175X

RNS Number:9175X
HBOS PLC
28 June 2002

Date of Disclosure 28/06/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 27/06/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
3,900		£4.6038

3) Resultant total of the same class owned or controlled
(and percentage of class) 34,151,478 (1.92%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund
management organisation HBOS PLC

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13 06 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	300	179	153
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.2827	£4.5947	£5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	138		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.7253		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MRS JULIE ANNE ZABAWA	Class of shares allotted: ORDINARY	Number allotted: 770
Address: MANOR FIELDS HOUSE HALL LANE HANKELOW CHESHIRE		
UK postcode: CW3 0BJ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [illegible] Date 27/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	12,983		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£8·12		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL NOMINEES LIMITED	ORDINARY	12,983
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 10/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	8,597		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.335		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name ALEXANDER DOUGLAS PATON	Class of shares allotted ORDINARY	Number allotted 8,597
Address 11 HALYARD RISE ST DAVIDS HARBOUR DALGETY BAY FIFE		
UK postcode KY11 9GR		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed DEPUTY SECRETARY **Date** 10/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,344,201		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.554		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: COMMERZ NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,344,201
Address: 60 GRACECHURCH STREET LONDON		
UK postcode: EC3V 0HR		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY **Date** 10/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	26,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.87		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED LIST	Class of shares allotted: ORDINARY	Number allotted: 26,000
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed DEPUTY SECRETARY **Date** 27/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

nployee	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
6971	James Carden	YM961572D	33 Hillpark Crescent	Edinburgh		EH4 7BG	18,000	201.50	
							18,000		**18,000**
8479	James MacKenzie Robertson Fraser	YE916086C	7 Redford Drive	Colinton	Edinburgh	EH13 0BL	4,000	712.50	
							4,000	610.00	
							8,000		**8,000**
	10th June 2002							**Total**	**26,000**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12 / 06 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	26,019		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 8.27		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL NOMINEES LIMITED Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	26,019
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ DEPUTY SECRETARY Date 27/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12 06 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	14,626,075		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£0.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST LIMITED A/C HALIFAX	Class of shares allotted: ORDINARY	Number allotted: 14,626,075
Address: (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST) THE MOUND EDINBURGH		
UK postcode: EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 26/6/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12 / 06 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	740	2,238	293
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£5.37	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	16,041		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	5,873
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED LIST	ORDINARY	13,439
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 27/6/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS PLC
Early Leaver Closure Schedule

	Shares to Individual	**12th June 2002**
Mr Philip Michael Allsop 25 Willow Close Burton Joyce NOTTINGHAM NG14 5FF	1251	
Mrs Amanda Julie Cooke 10 Croham Mount Croydon SOUTH CROYDON Surrey CR2 0BR	420 576	
Ms Judith V Cork 10 Beechwood Grove Fixby HUDDERSFIELD HD2 2FF	1312	
Mr Paul T Evans 5 Galtres Grove YORK YO30 5RG	1251	
S Fortt 59 Coombe Dale BRISTOL BS9 2JF	293	
Mr Mark Owen Harrison Woodman Cottage Arcadia Road PLYMOUTH PL9 8EG	1373	
Mrs Tracy Knowles 15 Holt Coppice Bratton TELFORD Shropshire TF5 0DB	412	
Mr Alan Lawson 16 Moorcroft Road Allerton LIVERPOOL L18 9UG	1599	

Miss Tracey L Littlejohn 42 Gordon Road LONDON N3 1EJ	288
Mrs Chanene Moores 9 Westbury Way ALDERSHOT Hants GU12 4HE	89
Miss Judith Alison Roberts Pex Barn Stones Road TODMORDEN Lancs OL14 7JN	639
Mr William David Roberts 2 Lydgate Park Lightcliffe HALIFAX West Yorkshire HX3 8TB	1312
Mr Ian Edmund Smith Meadowside Strathearn Road NORTH BERWICK East Lothian EH39 5BZ	1312
Mr Steven Young 7 Silson Lane Baildon SHIPLEY West Yorkshire BD17 6SU	1312
Totals	**13439**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,365		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 266
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED LIST	Class of shares allotted: ORDINARY	Number allotted: 1,099
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 27/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS PLC
Early Leaver Closure Schedule

	Shares to Individual	**12th June 2002**
Mr David William Adams Thorvik Bridgend Dindwall Rosshire IV15 9QB	53	
Mr Robert John Ballantine 28 Warrender Park Terrace EDINBURGH EH9 1EE	42	
Mrs Amanda Julie Cooke 10 Croham Mount Croydon SOUTH CROYDON Surrey CR2 0BR	88	
Mr Jonathan David Dennis 130 Griffin Road Woolwich LONDON SE18 7QD	266	
Mrs Isabella D Dickson 120 Boswall Parkway EDINBURGH EH5 2PL	32	
Mrs Helen Drysdale Given 6 Glen Nevis St Leonards East Kilbride GLASGOW	266	
Mrs Irene Kendall 54 Longstone Street EDINBURGH EH14 2DA	10	
Mr Murdo Macleod Karman Burghead Road Kinloss FORRES	53	

Mr Alan John Milton Wester Ladycairn Abriachan INVERNESS IV3 8LB	53
Mr David Stewart Paterson 5 Dean Park Court Chapel KIRKCALDY Fife KY2 6XN	18
Mrs Valerie Ann Paul 110 Cross Road ROMFORD RM7 8EL	53
Mr Brian George Robinson 10 Kingsknowe Terrace EDINBURGH EH14 2JJ	29
Mrs Aileen Mary Sharpe Four Winds Greenloaning Braco Dunblane DUNBLANE	26
Mrs Anne Tomlinson 21 Haygate Avenue Brightons FALKIRK FK2 0TL	70
Mr Robert John Wilson 14 Braes of Conon Conon Bridge DINGWALL Rossshire IV7 8AX	40
Totals	**1099**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,302		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.87		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE UK postcode: HX1 2RG	Class of shares allotted: ORDINARY	Number allotted: 3,302
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 27/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query:

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	4122	4,708	4,420
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£1·636	£2.07864	£2.1893

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13 06 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,797		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.5947		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 16,047
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed DEPUTY SECRETARY Date 27/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS Plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

m	Title	Full Name	Ni Number	Address				Postcode	Price 163.60	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total Units
932	Mr	Alexander McAuslin Dunsmore	YR764202B	61 Ochiltree	Dunblane			FK15 0DF	1,004	0	0	0	0	0	0	1,004
370	Mrs	Fiona Margaret Veale	NA170755B	5 Broadway Avenue	Henleaze	Bristol		BS9 4SU	0	0	881	0	0	0	0	881
368	Mrs	Karen Margaret Grubb	NM508561D	4 Forth Avenue	Kirkcaldy	Fife		KY2 5PN	0	0	0	0	359	0	0	359
716	Miss	Hazel Fail	YX484855B	44 Howden Hall Court	Liberton	Edinburgh		EH16 6UZ	0	0	0	0	179	0	0	179
191	Mr	Andrew Stephen Templeton	NA196667D	24 Moubray Road	Dalgety Bay	Fife		KY11 9JP	0	0	176	0	0	0	0	176
959	Mr	Russell Mark Haward	NP655882B	36 Rochford Avenue	Shenfield	Essex		CM15 8QW	793	0	0	0	0	0	0	793
096	Mrs	Elizabeth Devine	WL036410D	12 Forge Road	Moffat Mills	Airdrie, Lanarkshire		ML6 8PJ	0	0	0	0	179	0	0	179
156	Mrs	Joyce Mary Fraser	YS968982B	Balvullich	Muir Of Ord	Ross-Shire		IV6 7XB	0	0	0	0	143	0	0	143
482	Ms	Jane Hamilton Ogden	WK163509C	150 Liberton Drive	Edinburgh			EH16 6TQ	476	0	0	0	0	0	0	476
988	Mrs	Sheena Margaret Nimmo	WM341724B	61 Braid Avenue	Edinburgh			EH10 6EB	1,321	0	0	0	0	0	0	1,321
121	Miss	Wendy Hilda Fiveash	WL212389B	181 Leahurst Road	Hither Green	London		SE13 5LW	0	0	264	0	0	0	0	264
301	Miss	Alison Anne Thomson	NY046997A	1/R 51 Auchinloch Road	Lenzie	Glasgow		G66 5EY	0	0	264	0	0	0	0	264
331	Mrs	Margaret Elizabeth Eadie	YR478021D	12 Lower Harrapool	Broadford	Isle Of Skye			0	0	0	0	323	0	0	323
927	Miss	Gillian Smith Sinclair	NZ514156A	Flat 0/2	1012 Crow Road	The Locks	Anniesland	G13 1JN	0	0	264	0	0	0	0	264
359	Mr	Neil David Crozier	JA798628A	68 Bughtlin Park	East Craigs	Edinburgh		EH12 8UT	528	0	0	0	0	0	0	528
922	Mr	Alastair Ian Murray	NZ214751A	1 Belhaven Terrace	Morningside	Edinburgh		EH10 5HZ	0	0	0	0	503	0	0	503
031	Mr	Robert Watt	YP730303C	20 Whinhill	Dunfermline			KY11 4YZ	0	0	529	0	143	0	0	672
230	Mr	Robert James Mee	YM553197D	1 Fielden Court	Mollington	Chester		CH1 6LS	0	4,708	2,042	0	0	0	0	6,750
353	Miss	Michele Cathryn Turner	NR336162B	1 Willow Close	Greenfield Park	Oswestry	Shropshire	SY11 3EH	0	0	0	0	71	0	0	71
059	Miss	Nadia Jane Medland	NW179693B	47 Apeldoorn Drive	Wallington			SM6 9LF	0	0	0	0	215	0	0	215
178	Mr	Harry James Sales	ZY023297B	7 Deacon Place	Caterham			CR3 5FN	0	0	0	0	539	0	0	539
317	Mrs	Barbara Dora Hasson	YE783843C	8 Butt Lee Court	Buttrills Road	Barry		CF62 8HA	0	0	0	0	143	0	0	143
									4,122	4,708	4,420	0	2,797	0	0	16,047

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	13	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	20,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.87		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: JAMES CARDEN	Class of shares allotted: ORDINARY	Number allotted: 20,000
Address: 33 HILLPARK CRESCENT EDINBURGH		
UK postcode: EH4 7BG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 27/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	459		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 63
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG		
Name: SEE ATTACHED LISTS	Class of shares allotted: ORDINARY	Number allotted: 396
Address: UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address: UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 27/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

HBOS - Ireland Early Exercise

Title	Name	Surname	Address line 1	Address line 2	Address line 3	Address line 4	Address line 5	Postcode	Start Date	Scheme	Option Price	Roll Number	Shares Granted	Shares Exercised	Shares Lapsed	Closing Balance	Cost of Shares	Residue
Ms	Sheila	Das / Moran	C/O Kitty Moran	Kilbree	Westport	Co. Mayo	Ireland		01/01/2002	H3	5.62	86-252817	529	88	441	494.56	494.56	0

HBOS PLC

Early Leaver Closure Schedule

Shares to Individual 19th June 2002

Miss Catherine Robertson 55 East Haddon Road DUNDEE DD4 7JZ	**42**
Miss Alyson Sar Gates 137 George St Berkhamsted Hertfordshire BERKHAMSTED Herts HP4 2EJ	**266**
	308

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	19,423		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.52		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED LIST	Class of shares allotted: ORDINARY	Number allotted: 19,423
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 27/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Employee No	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
36971	James Carden	YM961572D	33 Hillpark Crescent	Edinburgh		EH4 7BG	3,200	535.33	
							4,000	583.50	
							2,000	712.50	
							5,000	610.00	
							14,200		**14,200**
02230	Robert James Mee	YM553197D	1 Fielden Court	Mollington	Chester	CH1 6LS	5,223	574.33	
							5223		**5223**
	17th June 2002							**Total**	**19,423**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19 / 06 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,851		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.24		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	1,851
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 27/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19 06 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,417	127	123
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7779

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	509		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	355
Name: SEE ATTACHED LIST Address: UK postcode:	ORDINARY	1,821
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed DEPUTY SECRETARY Date 27/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS PLC
Early Leaver Closure Schedule
Shares to Individual 19th June 2002

Mr Anthony James Shearn Quernstones Great Burlees Farm Burlees Lane HEBDEN BRIDGE West Yorkshire HX7 8PS	**509**
Mrs Vivienne Jane Payne 3 Longleat Square FARNBOROUGH Hants GU14 7EE	**1312**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,895		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.87		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HBOL NOMINEES LIMITED Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	1895
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 27/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	114,777		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.06		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: ROBERT JAMES MEE	ORDINARY	114,777
Address: 1 FIELDEN COURT MOLLINGTON CHESTER		
UK postcode: CH1 6LS		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 27/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS Plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	64,567		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.935		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST LIMITED (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE OWNERSHIP TRUST)	Class of shares allotted: ORDINARY	Number allotted: 64,567
Address: THE MOUND EDINBURGH		
UK postcode: EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 27/6/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint
OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	25,285		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.27		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name GRAEME WILLIAM FRASER	Class of shares allotted ORDINARY	Number allotted 25,285
Address 11 CRAMOND GARDENS EDINBURGH		
UK postcode EH4 6PT		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] DEPUTY SECRETARY Date 27/6/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	400		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.24		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 400
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 27/6/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	567		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.155		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	Class of shares allotted: ORDINARY	Number allotted: 567
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed DEPUTY SECRETARY **Date** 27/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26 06 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	89	75	509
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5·37	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 673
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] DEPUTY SECRETARY Date 27/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	06	2002			

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	52		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share (*including any share premium*)	£5·62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 10
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: IAIN DAVID BOYD FIDDES	Class of shares allotted: ORDINARY	Number allotted: 42
Address: EASTACRES 577 LANARK ROAD WEST BALERNO, MIDLOTHIAN		
UK postcode: EH14 7BL		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 27/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From: Day 28 Month 06 Year 2002	To: Day Month Year

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,056	968	1,399
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£1·636	£2·1893	£4·5947

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE SCHEDULE ATTACHED	Class of shares allotted: ORDINARY	Number allotted: 3,423
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Lyanne N Black ASSISTANT SECRETARY Date 28th June 2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Pnum	Title	Full Name	Ni Number	Address			Postcode	Price 163.6	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total Units
465518	Mrs	Karen Patricia June Torrance	NH563386C	Crookedstone Farm	Quarter By Hamilton		ML3 7XG	0	0	176	0	359	0	0	535
501719	Mrs	Margaret Morrison	NH686872A	43 Fenwick Drive	Hamilton		ML3 7YG	0	0	352	0	143	0	0	495
501913	Mrs	Yvonne Woods	NP223427A	18 Battery Place	Rothesay		PA20 9DU	528	0	0	0	0	0	0	528
572705	Mrs	Jane Nordell	NW709131C	84 Hilton Terrace	Bishopbriggs	Glasgow	G64 3EY	0	0	0	0	179	0	0	179
580961	Mrs	Karen Rose Davidson	NR378431C	20 Cluny Place	Buckie	Banffshire	AB56 1RN	0	0	0	0	143	0	0	143
599174	Mrs	Suzanne Carter	NX112364C	77 Mellerstain Road	Kirkcaldy	Fife	KY2 6UG	0	0	440	0	0	0	0	440
655457	Mrs	Angela Nicoll	NP130557A	61c Telford Drive	Edinburgh		EH4 2NN	528	0	0	0	0	0	0	528
595152	Mrs	Julie Hall	NR720217C	19 Odingsell Drive	Long Itchington	Southam	CV47 9PD	0	0	0	0	575	0	0	575
								1,056	0	968	0	1,399	0	0	3,423

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	68,625		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.16		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE SCHEDULE ATTACHED	Class of shares allotted: ORDINARY	Number allotted: 68,625
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed Lynne W Black DEPUTY SECRETARY **Date** 28th July 2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

ployee	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
612	Graeme William Fraser	YA793681A	11 Cramond Gardens	Edinburgh		EH4 6PT	10,000	201.50	
							1,715	574.33	
							11,715		**11,715**
633	Francis Porter	YL566688B	14 Craigcrook Road	Edinburgh		EH4 3NQ	9,600	535.33	
							9,576	583.50	
							10,000	551.50	
							7,334	610.00	
							36,510		**36,510**
413	Iain Daniel Taylor	YL522144B	10 Glebe Crescent	Stirling		FK8 2JB	6,000	259.83	
							3,000	574.33	
							9,000		**9,000**
441	James Ogilvie	YH751892A	6 Harelaw Road	Colinton	Edinburgh	EH13 0DR	4,000	259.83	
							2,400	535.33	
							5,000	583.50	
							11,400		**11,400**
	27th June 2002							**Total**	**68,625**

James Ogilvie is deceased - The Shares are to be registered in the name of the Executors -

The Governor and Company of the Bank of Scotland & Mrs Jennifer Margaret Purves or Ogilvie

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP010

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf)

Please complete legibly, preferably in black type, or bold block lettering

For official use

Company Number
SC218813

Name of company

* Insert full name of company

* HBOS plc

Shares were purchased by the company under section 162 of the above Act as follows:

NOTE:
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which the shares to which it relates were delivered to the company

Class of shares	ORDINARY		
Number of shares purchased	14,626,075		
Nominal value of each share	£0.25		
Date(s) on which the shares were delivered to the company	12/6/02		
Maximum prices paid for each share §	£7.62		
Minimum prices paid for each share §	£7.62		

§ A private company is not required to give this information

Please do not write in space below. For Inland Revenue use only.

The aggregate amount paid by the company for the shares to which this return relates was:	£111,451,691.50
Stamp duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 557,260.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 12/6/02

Presentor's name, address and reference (if any):

GAIL STIVEY
HBOS plc
THE MOUND
EDINBURGH
EH1 1YZ
0131 243 7029

For official use
General Section

Post room

coform